Exhibit 99.1

Emera Completes $201.6 Million Common Share Financing

March 16, 2011

HALIFAX, NOVA SCOTIA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Emera Incorporated (“Emera”) (TSX:EMA) is pleased to announce today that it has completed its bought deal offering of 6,359,500 common shares (the “Common Shares”), which includes the exercise in full of the over-allotment option of 829,500 Common Shares, at $31.70 per Common Share for aggregate gross proceeds to Emera of approximately $201.6 million (the “Offering”). The syndicate of underwriters was led by CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and RBC Dominion Securities Inc., and also included BMO Nesbitt Burns Inc. and National Bank Financial Inc.

The net proceeds of the Offering will be used for general corporate purposes, including repayment of indebtedness under Emera’s credit facility.

The Common Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional financial and operational information is filed electronically with various securities commissions in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR).

About Emera

Emera Inc. is a growing energy and services company with $6.3 billion in assets and revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of the clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera shares are listed on the Toronto Stock Exchange and trade under the symbol EMA. Additional Information can be accessed at www.emera.com or www.sedar.com.

CONTACT INFORMATION:

Emera Incorporated

Sasha Irving

Director, Corporate Communications

Work: (902) 428-6685 or Mobile: (902) 229-5104

or

Emera Incorporated

Jill MacDonald, CA

Manager, Investor Relations

Work: (902) 428-6486 or Mobile: (902) 489-6876